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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Numbers: 333-44473
                                                                       333-77905

                           NOTIFICATION OF LATE FILING

         (Check One):  [X]  Form 10-K    [ ]  Form 11-K      [ ]  Form 20-F
                       [ ]  Form 10-Q    [ ]  Form N-SAR

                       For Period Ended: December 31, 2000
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                       [ ]  Transition Report on Form 10-K
                       [ ]  Transition Report on Form 20-F
                       [ ]  Transition Report on Form 11-K
                       [ ]  Transition Report on Form 10-Q
                       [ ]  Transition Report on Form N-SAR

                       For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -  REGISTRANT INFORMATION

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Full name of registrant:     The Holmes Group, Inc.
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Former name if applicable:

                              Holmes Products Corp.
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Address of Principal Executive Office (Street and Number):

                                 One Holmes Way
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City, State and Zip Code:        Milford, Massachusetts  01757
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PART II RULE 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day


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          following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Holmes Group, Inc. (the "Company") has been unable to timely file its Annual Report on Form 10-K for the period ended December 31, 2000. The Company's management and its lenders are engaged in ongoing negotiations regarding the impact of the Company's financial condition and results for the year ended December 31, 2000 on the Company's senior credit facility, as described more fully in Part IV(3) below. As a result, the Company's management and its independent public accountants are unable at this time to complete the financial statement presentation for the reporting period in question.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Ira B. Morgenstern                (508)                    634-8050
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         (Name)                         (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes    [ ]   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes    [ ]   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has incurred an after-tax loss for the year ended December 31, 2000, as contrasted to the $1.8 million profit after taxes for the year ended December 31, 1999. This is attributable to both the Company's operating results for fiscal year 2000 and increased write-downs and charges related to inventory and accounts receivable. Although the amounts have not been finalized as yet, the Company believes this change primarily relates to the integration of the operations of The Rival Company with Holmes' ongoing business following the February 1999 acquisition of Rival as well as the change in the U.S. retail environment which occurred during 2000. These results for 2000 will violate the Company's financial covenants in its senior credit facility. The Company is working with its independent public accountants and consultants to determine the amounts of such write-downs and charges, without which a reasonable estimate of the Company's operating results cannot be made.


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                             THE HOLMES GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 2, 2001                    By:      /s/ Ira B. Morgenstern
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                                                 Ira B. Morgenstern
                                                 Chief Financial Officer




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